Exhibit 99.1

From:	Susan Specht on behalf of Doug Williams
Sent:	November 10, 2009
Subject:	Stock Option Exchange Program

Folks, the stock option exchange was approved in a special shareholder meeting held this morning. You’ll hear more from Human Resources soon.

Doug